FINALIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE PERIOD APRIL 21, 2020 THROUGH DECEMBER 31, 2020

PUBLIC DOCUMENT

This report is filed in accordance with Rule 17A-5(e) (3) under
the Securities Exchange Act of 1934 as a public document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/21/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Finalis Securities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Pixley Avenue, #404

(No. and Street)

Corte Madera	**CA**	**94925**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tad Bull **917.923.9649**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Alvarez & Associates, Inc

(Name – *if individual, state, last, first, middle name*)

9221 Corbin Avenue, Suite 165	**Northridge**	**CA**	**91324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Federico Baradello** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Finalis Securities LLC** as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

PRESIDENT
Title

Subscribed and sworn to before me
this **3rd** day of **Feb.** 2021



Notary Public



STALINJIT SINGH
COMM. # 2176540
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Exp. Dec. 22, 2020

MY COMMISSION
EXTENDED PURSUANT
TO EXECUTIVE ORDER
N-63-20

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of changes in financial condition..
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Computation of net capital.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☐ (p) Report of Independent Registered Public Accounting Firm Regarding SEC Rule 15c3-3 Exemption Report.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Finalis Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Finalis Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
January 27, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Finalis Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

CURRENT ASSETS

Cash	$	73,556
Accounts Receivable		24,283
Prepaid Expenses and Other Assets		20,589
TOTAL ASSETS	$	118,428

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts Payable	$	13,449
Accrued Expenses and Other Liabilities		20,008
Total Liabilities		33,457
Total Member's Equity		84,971
TOTAL LIABILITIES & MEMBER'S EQUITY	$	118,428

See accompanying notes to financial statements.

Confidential

Finalis Securities LLC
Notes to Statement of Financial Condition
For the Period April 21, 2020 (commencement of operations) through December 31, 2020

1.   Organization and Summary of Significant Accounting Policies

Description of Business

Finalis Securities LLC (the "Company") was formed as a Limited Liability Company on September 10, 2019 in the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker/dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934. In April 2020, the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to various governmental rules and regulations, including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Finalis, Inc. (the "Parent"). The Company's primary business consists of offering intermediary marketing and placement services as agent, as well as private placements of securities.

Cash

Cash consists of cash in deposit accounts that the Company maintains at one institution, which at times may exceed federally insured limits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts. At December 31, 2020, the Company's cash balance did not exceed the FDIC insured limit.

Basis of Presentation

The financial statements of the company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company receives two types of revenue under an advisory contract: non-refundable monthly retainer fees and a transaction success fee. For each contract, the Company assesses whether non-refundable monthly retainer fees are a separate deliverable based on the performance obligations or part of a single deliverable that results in a transaction success fee being earned. In order to make this determination, the Company assesses the services being provided upon engagement as specified in the contract, the ability for the client to consume and benefit from the services prior to a transaction and whether the monthly retainer fees are insignificant in relation to the overall fee the Company would receive upon a completed transaction, among other considerations. If the Company determines that the non-refundable monthly retainer fees are a separate deliverable, the revenue is recognized monthly as services are provided and deferred when the earnings process is not yet completed, per the terms of the contract. If the Company determines that the non-refundable monthly retainer fees and

Finalis Securities LLC
Notes to Statement of Financial Condition
For the Period April 21, 2020 (commencement of operations) through December 31, 2020

transaction success fee are a single deliverable, the Company defers the revenue until the fee is earned or the contract is otherwise complete. Transaction fees stemming from a qualified transaction are considered variable consideration and accordingly are recognized when related transaction is complete, the amount of the fee is known and collection is reasonably assured. There were no open contracts for the year ended December 31, 2020. During the year ended December 31, 2020, the Company's retainer fees totaled $295,470 and success fees totaled $1,362,436.

The Company provides services to its registered representatives under contractual agreements. The Company records services based on the services performed under the contract, subject to minimum amounts as indicated in the contract. During the year ended December 31, 2020, the Company's registered representative fees totaled $34,213.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

Income Taxes

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes, the Company is treated as a disregarded entity. Therefore, in lieu of business income taxes imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal income taxes is included in these financial statements.

Lease Standards

The Company is not subject to ASC 842 under the short-term exemption. The Company records shared expenses monthly as billed.

2.   Related Party Transactions

The Company is party to an expense sharing agreement with the Parent under which the Company is responsible for a portion of indirect costs incurred in the provision of support services.

3.   Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

Finalis Securities LLC
Notes to Statement of Financial Condition
For the Period April 21, 2020 (commencement of operations) through December 31, 2020

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During the Company's first 12 months in operation, said ratio shall not exceed 8 to 1. At December 31, 2020, the Company had net capital of $40,099, which was $35,099 in excess of its required net capital of $5,000. The Company's net capital ratio was .83 to 1.

5.   Litigation

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2020, the Company was not involved in any litigation.

6.   Operating Losses and Capital Contributions

While the Company has generated revenues, it has losses from operations. The Parent contributes capital, as necessary, so that the Company can meet its financial obligations. The Parent has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

7.   Contingencies

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

8.   Income Taxes

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. As such, the Company is not subject to any business income tax but a limited liability company gross receipts tax, with a minimum franchise tax of $800. The Company files its tax returns using the accrual method of accounting. As of December 31, 2020, the income tax provision consists of the following:

Gross receipts tax	$ 6,000
Total income tax provision	$ 6,000

5

Finalis Securities LLC
Notes to Statement of Financial Condition
For the Period April 21, 2020 (commencement of operations) through December 31, 2020

9. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

10. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.